QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 11

HILTON HOTELS CORPORATION AND SUBSIDIARIES

Computation of Per Share Earnings

	1998	1999	2000
Basic
Income (in millions)
Continuing operations	$188	$176	$272
Deduct dividends on preferred shares	(10)	—	—

Income applicable to common stock from continuing operations	178	176	272
Discontinued gaming operations	109	—	—
Cumulative effect of accounting change	—	(2)	—

Income applicable to common stock	$287	$174	$272

Shares
Weighted average common shares	250,306,000	266,433,000	368,429,000

Basic earnings per common share
Continuing operations	$0.71	$0.66	$0.74
Discontinued gaming operations	0.44	—	—
Cumulative effect of accounting change	—	(0.01)	—

Net income	$1.15	$0.65	$0.74

Diluted
Income (in millions)
Continuing operations	$188	$176	$272
Add after tax interest applicable to 5% convertible notes	15	15	15

Continuing operations, as adjusted	203	191	287
Discontinued gaming operations	109	—	—
Cumulative effect of accounting change	—	(2)	—

Net income	$312	$189	$287

Shares
Weighted average common shares—basic	250,306,000	266,433,000	368,429,000
Assuming conversion of preferred stock	9,845,000	—	—
Assuming conversion of 5% convertible notes	15,489,000	22,558,000	22,558,000
Dilutive effect of assumed option exercises (as determined by the application of the treasury stock method)	1,909,000	1,204,000	646,000

Common and common equivalent shares as adjusted	277,549,000	290,195,000	391,633,000

Diluted earnings per common share
Continuing operations	$0.73 (1)	$0.66	$0.73
Discontinued gaming operations	0.39 (1)	—	—
Cumulative effect of accounting change	—	(0.01)	—

Net income	$1.12	$0.65	$0.73

(1)
This calculation is submitted in accordance with Regulation S-K item 601(b)(11) although it is contrary to paragraph 13 of Statement of Financial Accounting Standards No. 128 because it produces an anti-dilutive result for continuing operations in the 1998 period.

QuickLinks

EXHIBIT 11
Computation of Per Share Earnings